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                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM U-33-S

               ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES

                        Filed under Section 33(e) of the

             Public Utility Holding Company Act of 1935, as amended



                   For the fiscal year ended December 31, 1997

       Filed pursuant to the Public Utility Holding Company Act of 1935 by

                             Texas Utilities Company
                                  Energy Plaza
                                1601 Bryan Street
                               Dallas, Texas 75201



This Commission is requested to mail copies of all communications relating to this Annual Report to:

                              Robert A. Wooldridge
                     Worsham, Forsythe & Wooldridge, L.L.P.
                                  Energy Plaza
                          1601 Bryan Street, 30th Floor
                               Dallas, Texas 75201

                                 April 30, 1998



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         Texas Utilities Company (the "Company"), a Texas corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files this Annual Report pursuant to Section 33(e) of the Act.

ITEM 1. IDENTIFY EACH FOREIGN UTILITY COMPANY, STATE ITS LOCATION AND BUSINESS ADDRESS, AND DESCRIBE THE FACILITIES IT UTILIZES FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. IDENTIFY EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN THE COMPANY AND DESCRIBE THE INTEREST HELD.

Eastern Energy Limited ("Eastern Energy") is a company incorporated in the State of Victoria, Australia. Its business address is Level 17, 452 Flinders Street, Melbourne, Victoria, Australia.

Eastern Energy is a wholly owned subsidiary of Texas Utilities Australia Pty Ltd ("TUA"). TUA is a wholly owned subsidiary of the Company.

TUA is located in Melbourne, Australia. Its business address is Level 49, 525 Collins Street, Melbourne, Victoria, Australia.

TUA does not directly own any facilities for the generation, transmission or distribution of electric energy.

Eastern Energy is engaged in the distribution and retailing of electric energy for sale in the State of Victoria, Australia. For this purpose, Eastern Energy has been issued a distribution license and retail licenses under the Electricity Industry Act 1993 (Vic.). Eastern Energy's distribution network primarily consists of (i) subtransmission 66kV closed loops supplied from the main grid terminal station busses, (ii) 39 zone substations, where voltage is transformed from 66 kV to supply 22 kV, and (iii) 46,000 distribution substations or transformers, where voltage is transformed to 415/240 V. Eastern Energy has eight connections with GPU PowerNet. The majority of the network is constructed as an overhead system.

Eastern Energy has approximately 2,000 km of 66kV overhead lines, 26,000 km of 22kV, 12.7 kV, 11 kV and 6.6 kV overhead and underground distribution feeders, 9,000 km of overhead and underground low voltage lines, and 319,000 poles in service. Eastern Energy has approximately 654,000 meters in service for the metering of electricity usage, of which approximately 21,000 are electronic and 633,000 are electro-mechanical. Eastern Energy also owns a number of properties that are used for depots, offices, zone substations and substations.

Poles and pole structures constitute about 35% of asset values, and substations constitute about 24% of asset values. About 95% of Eastern Energy's lines and cables are overhead,

ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 2

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and 70% of the poles are made of wood. The system mainly employs steel crossarms and porcelain insulators. Eastern Energy has rights under Section 47 of the Electricity Industry Act of 1993 to enter upon public or private land and construct or maintain works and take other action subject to any conditions in its license or any code issued by the office of the Regulator-General in Victoria. Eastern Energy holds a range of property interests, including freehold and leasehold interests, licenses, easements, and memoranda of understanding to grant an easement and permit access to property if required.

ITEM 2. IDENTIFY ANY DEBT OR OTHER FINANCIAL OBLIGATION OF THE FOREIGN UTILITY COMPANY FOR WHICH THERE IS RECOURSE DIRECTLY OR INDIRECTLY TO THE REPORTING PUBLIC-UTILITY COMPANY OR, IF THE REPORTING COMPANY IS AN EXEMPT HOLDING COMPANY, TO ANY SYSTEM COMPANY. IDENTIFY SEPARATELY ANY DIRECT OR INDIRECT GUARANTEE OF A SECURITY OF A FOREIGN UTILITY COMPANY BY ANY SYSTEM COMPANY.

There is currently no debt or other financial obligation of either TUA or Eastern Energy for which there is recourse to the Company or any other subsidiary of the Company.

On October 31, 1996, Eastern Energy entered into a term credit facility and a working capital facility with a syndicate of banks arranged by Westpac Banking Corporation. The term credit facility is a five-year, A$1,200,000,000 revolving credit facility and includes a A$375,000,000 bridging component. The working capital facility provides for borrowings totaling A$100,000,000 from participant banks. The facilities are not secured by the charge over the property, assets and rights of Eastern Energy. Neither TUA nor the Company has granted any security over their assets in connection with the facilities.

In December, 1996, Eastern Energy issued US$250,000,000 of 6.75% Senior Notes due December 1, 2006 and US$100,000,000 of 7.25% Senior Notes due December 1, 2016. The proceeds of the notes were used to repay the bridging facility. The notes are direct, senior unsecured obligations of Eastern Energy.

On December 11, 1996, Eastern Energy agreed to make available to TUA a loan facility of up to A$10,000,000 (the "Loan Facility"). TUA is to pay interest at a commercial rate on the principal amount of each drawing under the Loan Facility, as more particularly specified in each letter request. Neither the Company nor any other subsidiary of the Company has granted any security over its assets in connection with the Loan Facility.

On April 18, 1997 Eastern Energy entered into a Dealer Agreement with four banks arranged by National Australia Bank, establishing an uncommitted facility whereby Eastern Energy may issue commercial paper in aggregate amounts of up to A$200,000,000. Liquidity support for this facility, in an amount of A$200,000,000, is provided under an agreement dated May 5, 1997 between Eastern Energy, National Australia Bank Ltd and Australia & New Zealand Banking Group Ltd. This Liquidity Support Agreement has a term of 364 days but is renewable. Neither the commercial paper or the liquidity facility is secured by the

ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES - PAGE 3

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charge over the property, assets and rights of Eastern Energy. Neither TUA nor the Company, has granted any security over their assets in connection with the commercial paper or the liquidity facility.

ITEM 3. IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN A FOREIGN UTILITY COMPANY AND THE REPORTING PUBLIC-UTILITY COMPANY OR, IF THE REPORTING COMPANY IS AN EXEMPT HOLDING COMPANY, ANY SYSTEM COMPANY. DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD, AND THE FEES OR REVENUES UNDER SUCH CONTRACT(S).

There are currently no contracts or agreements between TUA, or Eastern Energy, and the Company or any other subsidiary of the Company. However, TUA currently receives certain management, accounting and administrative support services from Texas Utilities Services Inc. ("TUSI"), an indirect subsidiary of the Company. Services are provided by TUSI at cost.

Effective October 1, 1996, TUA and Eastern Energy entered into a Management and Technical Service Agreement for the provision of management, technical and other services by TUA to Eastern Energy. Eastern Energy is required to reimburse TUA for all costs and expenses reasonably incurred in connection with the provision of those services, plus a service fee in an amount equal to ten percent of the service costs. Pursuant to this agreement, TUA may provide these services directly to Eastern Energy or may procure services from Company subsidiaries.

EXHIBIT A. AN ORGANIZATIONAL CHART SHOWING THE RELATIONSHIP OF EACH FOREIGN UTILITY COMPANY TO THE REPORTING PUBLIC-UTILITY COMPANY OR, IN THE EVENT THAT THE REPORTING COMPANY IS AN EXEMPT HOLDING COMPANY, TO SYSTEM PUBLIC UTILITY COMPANIES.

The organizational chart showing the relationship of Eastern Energy, Ltd. to the Company system public-utility companies is incorporated herein by reference and attached hereto as Exhibit A.

                                    SIGNATURE

         The undersigned company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

                                                  TEXAS UTILITIES COMPANY


                                         By:      /s/ Peter B. Tinkham
                                                  ------------------------------
                                                  Peter B. Tinkham
                                                  Secretary/Assistant Treasurer

Date:    April 30, 1998












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                                 Exhibit Index

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
Exhibit        Description
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
  A            Organizational Chart
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